Fidelis Insurance Group Reports 2024 First Quarter Results
First Quarter 2024 Highlights:
•Gross premiums written of $1,514.3 million; growth of 21.6% from the first quarter of 2023
•Combined ratio of 85.8%
•Annualized operating return on opening common equity (“Operating ROE”) of 14.4% and operating return on average common equity (“Operating ROAE”) of 14.0%
•Net income of $81.2 million, or $0.69 per diluted common share and operating net income of $87.3 million, or $0.74 per diluted common share
•Book value per diluted common share was $21.22 at March 31, 2024.
Pembroke, Bermuda, May 9, 2024 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the first quarter ended March 31, 2024.

Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Group, commented “2024 is off to a very strong start as we build on our momentum from 2023 and continue capitalizing on attractive market opportunities. In line with our expectations, we delivered strong underwriting performance including 21.6% growth in gross premiums written and a combined ratio of 85.8%. Additionally, we achieved an Annualized Operating ROAE of 14.0% and grew our book value per diluted common share to $21.22.

As we look ahead to the rest of the year, we will continue to leverage our scale, deep relationships, and lead positioning to further grow our business. Our fundamentals are excellent, we have a strong pipeline of opportunities, and we are leaning in across attractive lines where we expect to generate increased underwriting profitability. Coupled with our proactive and disciplined approach to investment and capital management, we believe we are well positioned to continue delivering compelling returns through the cycle and creating value for our shareholders.”

First Quarter Consolidated Results
•Net income for the first quarter of 2024 was $81.2 million, or $0.69 per diluted common share. Operating net income was $87.3 million, or $0.74 per diluted common share.
•Underwriting income for the first quarter of 2024 was $69.2 million and a combined ratio of 85.8%, compared to underwriting income of $80.6 million and a combined ratio of 79.1% for the first quarter of 2023.
•Net favorable prior year loss reserve development for the first quarter of 2024 was $67.0 million compared to $2.1 million in the prior year period.
•Net investment income for the first quarter of 2024 was $41.0 million compared to $20.4 million in the prior year period. Purchased $428.7 million of fixed income securities at an average yield of 4.9% compared to sales of $201.2 million at an average yield of 0.9%.
•Operating ROE of 3.6%, or 14.4% annualized, in the quarter compared to 5.2%, or 20.8% annualized in the prior year period.
Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

•Operating ROAE of 3.5%, or 14.0% annualized, in the quarter compared to 5.1%, or 20.4% annualized in the prior year period.
•Book value per diluted common share was $21.22 at March 31, 2024.
The following table details key financial indicators in evaluating our performance for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	($ in millions, except for per share data)
Net income	$81.2	$1,732.6
Earnings per diluted common share	0.69	15.64
Operating net income(1)	87.3	93.7
Operating EPS(1)	0.74	0.85

Gross premiums written	1,514.3	1,245.3
Net premiums earned	488.0	386.0
Catastrophe and large losses	103.0	22.2
Net favorable prior-year reserve development	67.0	2.1
Net investment income	41.0	20.4

Combined ratio	85.8%	79.1%
Operating ROE(1)	3.6%	5.2%
Operating ROAE(1)	3.5%	5.1%

(1) Operating net income, Operating EPS, Operating ROE and Operating ROAE are non-GAAP financial measures. See definition and reconciliation in “Non-GAAP Financial Measures.”

Segment Results
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended March 31,
	2024	2023	Change
	($ in millions)
Gross premiums written	$1,034.0	$834.1	$199.9
Reinsurance premium ceded	(406.3)	(341.1)	(65.2)
Net premiums written	627.7	493.0	134.7
Net premiums earned	352.2	266.2	86.0
Losses and loss adjustment expenses	(174.5)	(140.7)	(33.8)
Policy acquisition expenses	(99.8)	(66.3)	(33.5)
Underwriting income	$77.9	$59.2	$18.7

Loss ratio	49.5%	52.9%	(3.4) pts
Policy acquisition expense ratio	28.3%	24.9%	3.4 pts
Underwriting ratio	77.8%	77.8%	0.0 pts
•For the three months ended March 31, 2024, our GPW increased primarily driven by growth from new business and improved rates in our Property D&F, Property and Marine lines of business.

•Our NPE increased as the quarter benefited from the earnings from higher net premiums written in the prior year.
•Our policy acquisition expense ratio increased due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
•Our underwriting ratio in the Specialty segment was flat compared to the prior year period.
The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended March 31,
	2024	2023	Change
	($ in millions)
Attritional losses	$111.0	$91.8	$19.2
Catastrophe and large losses	97.9	18.4	79.5
(Favorable)/adverse prior year development	(34.4)	30.5	(64.9)
Losses and loss adjustment expenses	$174.5	$140.7	$33.8

Loss ratio - attritional losses	31.5%	34.5%	(3.0) pts
Loss ratio - catastrophe and large losses	27.8%	6.9%	20.9 pts
Loss ratio - prior accident years	(9.8)%	11.5%	(21.3) pts
Loss ratio	49.5%	52.9%	(3.4) pts
•For the three months ended March 31, 2024, our loss ratio in the Specialty segment improved by 3.4 points.
•The attritional loss ratio in the three months ended March 31, 2024 improved by 3.0 points compared to the prior year period due to a lower level of small losses in the current year period.
•The large losses in the three months ended March 31, 2024 included $51.2 million for the Baltimore Bridge collapse in our Marine line of business together with other smaller losses in various lines of business including Aviation and Aerospace, Marine and Property D&F.
•The favorable prior year development for the three months ended March 31, 2024 was driven primarily by better than expected loss emergence in the Marine and Property D&F lines of business.

Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended March 31,
	2024	2023	Change
	($ in millions)
Gross premiums written	$153.5	$150.8	$2.7
Reinsurance premium ceded	(100.7)	(69.1)	(31.6)
Net premiums written	52.8	81.7	(28.9)
Net premiums earned	89.9	91.2	(1.3)
Losses and loss adjustment expenses	(23.4)	(13.1)	(10.3)
Policy acquisition expenses	(30.3)	(33.3)	3.0
Underwriting income	$36.2	$44.8	$(8.6)

Loss ratio	26.0%	14.4%	11.6 pts
Policy acquisition expense ratio	33.7%	36.5%	(2.8) pts
Underwriting ratio	59.7%	50.9%	8.8 pts
•For the three months ended March 31, 2024, GPW and NPE remained relatively consistent.
•Our policy acquisition expense ratio decreased due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
•Our underwriting ratio in the Bespoke segment increased by 8.8 points from the prior year period, driven by an increase in our loss ratio.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended March 31,
	2024	2023	Change
	($ in millions)
Attritional losses	$27.5	$18.9	$8.6
Large losses	4.2	3.0	1.2
Favorable prior year development	(8.3)	(8.8)	0.5
Losses and loss adjustment expenses	$23.4	$13.1	$10.3

Loss ratio - attritional losses	30.5%	20.7%	9.8 pts
Loss ratio - large losses	4.7%	3.3%	1.4 pts
Loss ratio - prior accident years	(9.2)%	(9.6)%	0.4 pts
Loss ratio	26.0%	14.4%	11.6 pts
•For the three months ended March 31, 2024, our loss ratio in the Bespoke segment increased driven by higher attritional losses in the current year period.
•The increase in the attritional loss ratio for the three months ended March 31, 2024 compared to the prior year period was primarily attributable to a single loss of $5 million.
•The favorable prior year development for the three months ended March 31, 2024 was primarily driven by better than expected loss activity.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended March 31,
	2024	2023	Change
	($ in millions)
Gross premiums written	$326.8	$260.4	$66.4
Reinsurance premium ceded	(229.2)	(175.4)	(53.8)
Net premiums written	97.6	85.0	12.6
Net premiums earned	45.9	28.6	17.3
Losses and loss adjustment expenses	15.6	(5.8)	21.4
Policy acquisition expenses	(6.1)	(5.4)	(0.7)
Underwriting income	$55.4	$17.4	$38.0

Loss ratio	(34.0)%	20.3%	(54.3) pts
Policy acquisition expense ratio	13.3%	18.9%	(5.6) pts
Underwriting ratio	(20.7)%	39.2%	(59.9) pts
•For the three months ended March 31, 2024 GPW increased driven by rate increases as well as new business, while NPE increased driven by earnings from higher net premiums written in the current year period.
•For the three months ended March 31, 2024, our policy acquisition expense ratio decreased due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
•For the three months ended March 31, 2024, our underwriting ratio in the Reinsurance segment improved by 59.9 points from the prior year period, primarily driven by a decrease in our loss ratio.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended March 31,
	2024	2023	Change
	($ in millions)
Attritional losses	$7.8	$28.8	$(21.0)
Catastrophe and large losses	0.9	0.8	0.1
Favorable prior year development	(24.3)	(23.8)	(0.5)
Losses and loss adjustment expenses	$(15.6)	$5.8	$(21.4)

Loss ratio - attritional losses	16.9%	100.7%	(83.8) pts
Loss ratio - catastrophe and large losses	2.0%	2.8%	(0.8) pts
Loss ratio - prior accident years	(52.9)%	(83.2)%	30.3 pts
Loss ratio	(34.0)%	20.3%	(54.3) pts
•For the three months ended March 31, 2024, our loss ratio in the Reinsurance segment improved by 54.3 points from the prior year period, driven by a reduction in attritional losses.
•The attritional loss ratio in the three months ended March 31, 2024 was 83.8 points lower than the prior year period. The prior year period was impacted by southern hemisphere storm and flood losses, whereas the current year period saw a very low level of loss activity.
•For the three months ended March 31, 2024, favorable prior year development was driven by benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
For the three months ended March 31, 2024, The Fidelis Partnership commissions were $76.7 million or 15.7% of the combined ratio (2023: $24.2 million and 6.3% of the combined ratio), and comprise ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group.
The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended March 31,
	2024	2023
	($ in millions)
Ceding commission expense	$67.7	$12.1
Profit commission expense	9.0	12.1
Total commissions	$76.7	$24.2
General and Administrative Expenses
For the three months ended March 31, 2024, general and administrative expenses were $23.6 million, or 4.8% of the combined ratio (2023: $16.6 million and 4.3% of the combined ratio). The increase was driven primarily by employment costs relating to increased head count from the build out of the team after the Separation Transactions.

Investments

	Three Months Ended March 31,
	2024	2023
	($ in millions)
Net realized and unrealized investment gains/(losses)	$(9.0)	$2.8
Net investment income	41.0	20.4
Net investment return	$32.0	$23.2
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment losses in the three months ended March 31, 2024 resulted primarily from realized losses on the sale of $201.2 million of fixed maturity securities with an average yield of 0.9%, the proceeds of which were reinvested at higher yields.
Net Investment Income
The increase in our net investment income in the three months ended March 31, 2024 was due to the increase in investible assets and a higher yield achieved on the fixed income portfolio and cash balances. During the three months ended March 31, 2024, we purchased $428.7 million of fixed maturity securities at an average yield of 4.9%.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Friday, May 10, 2024 at 9:00 a.m Eastern time. The call may be accessed by dialing 1-888-886-7786 (U.S. callers), or 1-206-962-3782 (international callers), and entering the passcode 55112324 approximately 10 minutes in advance of the call. A live, listen-

only webcast of the call will also be available via the Investor Relations section of the Company’s website at https://investors.fidelisinsurance.com/. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.
Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
RPI Measure
Renewal price index (RPI) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording.
Safe Harbor Regarding Forward-Looking Statements
This press release (including the documents incorporated herein) contains, and our officers and representatives may from time to time make (including on our related conference call), "forward-looking statements" which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “pipeline,” “opportunity,” “create,” "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "predict," "potential," "assumption," "future," "likely," "may," "should," "could," "will" and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Examples of forward-looking statements include, among others, statements we make in relation to: discussion relating to net income and net income per share; expected operating results, such as revenue growth and earnings; our expectations regarding our strategy and the performance of our business; information regarding our estimates for catastrophes and other loss events; our liquidity and capital resources; and expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: the ongoing trend of premium rate hardening and factors likely to drive continued rate hardening; expected growth across our portfolio; the availability of outwards reinsurance and capital resources as required; the development and pattern of earned and written premiums impacting embedded premium value; changes in accounting principles or the application thereof; the level of underwriting leverage; the level and timing of catastrophe and other losses and related reserves on the business we underwrite; the performance of our investment portfolios; our strategic relationship with The Fidelis Partnership; the maintenance of financial strength ratings; the impact of global geopolitical and economic uncertainties impacting the lines of business we write; the impact of tax reform and insurance regulation in the jurisdictions where our businesses are located; and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Form 20-F filed with the SEC on March 15, 2024 (which such section is incorporated herein by reference), as well as subsequent filings with the SEC available electronically at www.sec.gov.
Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561

miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Kekst CNC
Fidelis@kekstcnc.com

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At March 31, 2024 (Unaudited) and December 31, 2023
(Expressed in millions of U.S. dollars, except share and per share amounts)

	March 31, 2024	December 31, 2023
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,254.5, 2023: $3,271.4 (net of allowances for credit losses of $2.4, 2023: $1.3))	$3,227.1	$3,244.9
Short-term investments, available-for-sale, at fair value (amortized cost: $76.3, 2023: $49.0 (net of allowances for credit losses of $nil, 2023: $nil))	76.3	49.0
Other investments, at fair value (amortized cost: $50.7, 2023: $50.8)	47.0	47.5
Total investments	3,350.4	3,341.4
Cash and cash equivalents	671.7	712.4
Restricted cash and cash equivalents	220.5	251.7
Accrued investment income	22.8	27.2
Premiums and other receivables (net of allowances for credit losses of $18.4, 2023: $17.3)	2,836.6	2,209.3
Amounts due from The Fidelis Partnership (net of allowances for credit losses of $nil, 2023: $nil)	222.1	173.3
Deferred reinsurance premiums	1,469.2	1,061.4
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2023: $nil)	193.0	182.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.3, 2023: $1.3)	1,135.2	1,108.6
Deferred policy acquisition costs (includes Fidelis Partnership deferred commissions $196.2, 2023: $164.1)	959.9	786.6
Other assets	185.3	173.5
Total assets	$11,266.7	$10,028.1
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,541.1	$2,448.9
Unearned premiums	3,846.2	3,149.5
Reinsurance balances payable	1,414.4	1,071.5
Amounts due to The Fidelis Partnership	334.6	334.5
Long term debt	448.4	448.2
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	106.5	67.3
Total liabilities	8,749.6	7,578.3
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 117,557,152, 2023: 117,914,754)	1.2	1.2
Additional paid-in capital	2,042.1	2,039.0
Accumulated other comprehensive loss	(27.2)	(27.0)
Retained earnings	506.0	436.6
Common shares held in treasury, at cost (shares held: 357,602, 2023: nil)	(5.0)	—
Total shareholders' equity	2,517.1	2,449.8
Total liabilities and shareholders' equity	$11,266.7	$10,028.1

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three months ended March 31, 2024 and 2023
(Expressed in millions of U.S. dollars except for share and per share amounts)

	Three Months Ended
	March 31, 2024	March 31, 2023
Revenues
Gross premiums written	$1,514.3	$1,245.3
Reinsurance premiums ceded	(736.2)	(585.6)
Net premiums written	778.1	659.7
Change in net unearned premiums	(290.1)	(273.7)
Net premiums earned	488.0	386.0
Net realized and unrealized investment gains/(losses)	(9.0)	2.8
Net investment income	41.0	20.4
Other income	—	3.5
Total revenues before net gain on distribution of The Fidelis Partnership	520.0	412.7
Net gain on distribution of The Fidelis Partnership	—	1,639.1
Total revenues	520.0	2,051.8

Expenses
Losses and loss adjustment expenses	182.3	159.6
Policy acquisition expenses (includes The Fidelis Partnership commissions of $76.7 (2023: $24.2))	212.9	129.2
General and administrative expenses	23.6	16.6
Corporate and other expenses	—	1.5
Net foreign exchange (gains)/losses	(2.5)	1.5
Financing costs	8.6	8.6
Total expenses	424.9	317.0

Income before income taxes	95.1	1,734.8
Income tax expense	(13.9)	(2.2)
Net income	81.2	1,732.6

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(8.2)	$24.9
Reclassification of net realized losses recognized in net income	7.4	—
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	0.6	(2.0)
Total other comprehensive income/(loss)	(0.2)	22.9

Comprehensive income	$81.0	$1,755.5

Per share data
Earnings per common share
Earnings per common share	$0.69	$15.64
Earnings per diluted common share	$0.69	$15.64
Weighted average common shares outstanding	117,658,016	110,771,897
Weighted average diluted common shares outstanding	118,348,384	110,771,897

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three months ended March 31, 2024 and 2023
(Expressed in millions of U.S. dollars)

	Three Months Ended March 31, 2024
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,034.0	$153.5	$326.8	$—	$1,514.3
Net premiums written	627.7	52.8	97.6	—	778.1
Net premiums earned	352.2	89.9	45.9	—	488.0
Losses and loss adjustment expenses	(174.5)	(23.4)	15.6	—	(182.3)
Policy acquisition expenses	(99.8)	(30.3)	(6.1)	(76.7)	(212.9)
General and administrative expenses	—	—	—	(23.6)	(23.6)
Underwriting income	77.9	36.2	55.4	(100.3)	69.2
Net realized and unrealized investment losses					(9.0)
Net investment income					41.0
Net foreign exchange gains					2.5
Financing costs					(8.6)
Income before income taxes					95.1
Income tax expense					(13.9)
Net income					$81.2

Losses and loss adjustment expenses incurred - current year	(208.9)	(31.7)	(8.7)		$(249.3)
Losses and loss adjustment expenses incurred - prior accident years	34.4	8.3	24.3		67.0
Losses and loss adjustment expenses incurred - total	$(174.5)	$(23.4)	$15.6		$(182.3)

Underwriting Ratios(1)
Loss ratio - current year	59.3%	35.2%	18.9%		51.1%
Loss ratio - prior accident years	(9.8%)	(9.2%)	(52.9%)		(13.7%)
Loss ratio - total	49.5%	26.0%	(34.0%)		37.4%
Policy acquisition expense ratio	28.3%	33.7%	13.3%		27.9%
Underwriting ratio	77.8%	59.7%	(20.7%)		65.3%
The Fidelis Partnership commissions ratio					15.7%
General and administrative expense ratio					4.8%
Combined ratio					85.8%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended March 31, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$834.1	$150.8	$260.4	$—	$1,245.3
Net premiums written	493.0	81.7	85.0	—	659.7
Net premiums earned	266.2	91.2	28.6	—	386.0
Losses and loss adjustment expenses	(140.7)	(13.1)	(5.8)	—	(159.6)
Policy acquisition expenses	(66.3)	(33.3)	(5.4)	(24.2)	(129.2)
General and administrative expenses	—	—	—	(16.6)	(16.6)
Underwriting income	59.2	44.8	17.4	(40.8)	80.6
Net realized and unrealized investment gains					2.8
Net investment income					20.4
Other income					3.5
Net gain on distribution of The Fidelis Partnership					1,639.1
Corporate and other expenses					(1.5)
Net foreign exchange losses					(1.5)
Financing costs					(8.6)
Income before income taxes					1,734.8
Income tax expense					(2.2)
Net income					$1,732.6

Losses and loss adjustment expenses incurred - current year	(110.2)	(21.9)	(29.6)		$(161.7)
Losses and loss adjustment expenses incurred - prior accident years	(30.5)	8.8	23.8		2.1
Losses and loss adjustment expenses incurred - total	$(140.7)	$(13.1)	$(5.8)		$(159.6)

Underwriting Ratios(1)
Loss ratio - current year	41.4%	24.0%	103.5%		41.8%
Loss ratio - prior accident years	11.5%	(9.6%)	(83.2%)		(0.5%)
Loss ratio - total	52.9%	14.4%	20.3%		41.3%
Policy acquisition expense ratio	24.9%	36.5%	18.9%		27.2%
Underwriting ratio	77.8%	50.9%	39.2%		68.5%
The Fidelis Partnership commissions ratio					6.3%
General and administrative expense ratio					4.3%
Combined ratio					79.1%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax effect on these items.
Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
Operating net income per diluted share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the Group’s results in a manner similar to how management analyzes the Group’s underlying business performance. Operating EPS is calculated by dividing operating net income by the diluted weighted average common shares outstanding.
Operating return on opening common equity (“Operating ROE”): is a non-U.S. GAAP measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity.

The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE, Operating ROE, Operating ROAE and Operating EPS, for the three months ended March 31, 2024 and 2023.

	Three Months Ended March 31,
	2024	2023
	($ in millions)
Average common shareholders' equity	$2,483.5	$1,940.7
Opening common shareholders' equity	2,449.8	1,976.8
Adjustments related to the Separation Transactions	—	(178.4)
Adjusted opening common shareholders’ equity	2,449.8	1,798.4
Closing common shareholders' equity	2,517.1	1,904.5
Adjusted average common shareholders' equity	2,483.5	1,851.5

Net income	81.2	1,732.6
Adjustment for net gain on distribution of The Fidelis Partnership	—	(1,639.1)
Adjustment for net realized and unrealized investment (gains)/losses	9.0	(2.8)
Adjustment for net foreign exchange (gains)/losses	(2.5)	1.5
Adjustment for corporate and other expenses	—	1.5
Income tax effect of the above items	(0.4)	—
Operating net income	$87.3	$93.7

ROAE	3.3%	89.3%
Operating ROE	3.6%	5.2%
Operating ROAE	3.5%	5.1%

Operating EPS	$0.74	$0.85